Phoenix New Media Limited

July 18, 2017

VIA EDGAR

Ivette Leon, Assistant Chief Accountant

Carlos Pacho, Senior Assistant Chief Accountant

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Paul Fischer, Staff Attorney

AD Office 11 — Telecommunications
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Phoenix New Media Limited
Form 20-F for the fiscal year ended December 31, 2016
Filed April 28, 2017
File No. 001-35158

Ladies and Gentlemen:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 23, 2017 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”) of Phoenix New Media Limited (the “Company”).

We set forth below our response to the comment contained in the Staff’s letter.  Capitalized terms used herein but not otherwise defined shall have the same meanings as such terms are used in the Form 20-F. For your convenience, we have reproduced the Staff’s comment in italicized boldface type below and keyed our response accordingly.

Notes to consolidated financial statements

8. Available-for-sale Investments, page F-29

1.                                      We note that you have determined that your investments in Series B, Series C and Series D1 convertible redeemable preferred shares of Particle are not considered in-substance common stock and are therefore not within the scope of ASC 323 Equity Method and Joint Ventures. Also you state in your risk factor on page 7 that “Yidian Zixun is one of our most important investments in our mobile strategy. If we are unable to successfully realize the anticipated benefits from this investment or lose our option to consolidate Particle Inc. in the future, our mobile strategy and growth prospects could be materially affected.” Please tell us in detail how you determined that each of these investments do not have the risk and reward characteristics that are substantially similar to an investment in the investee’s common stock. In your response please provide us with a detailed analysis of each of the factors in ASC 323-10-15-13 through 15-19.

The Company respectfully advises the Staff that the investments in Particle Inc. (“Particle”) are accounted for as available-for-sale investments.  We have also considered the characteristics in ASC 323-10-15-13 through 15-19 in assessing whether the Company’s investments in the convertible redeemable preferred shares of Particle which operates the Yidian Zixuan application, are in-substance common stock. Common stock is stock that is subordinate to all other equity of an issuer and is often referred to as common shares. A share of common stock usually provides its holder with voting rights, which enables it to influence the operating and financial policies of an investee. Common stock represents the residual value of an entity after all senior claims have been extinguished. Additionally, the Company has considered the guidance in ASC 323-10-15-16 through 15-19, and determined that each additional round of financing or change in capital structure by Particle would require reconsideration of the analysis under ASC 323-10-15-13 related to the current and previously made investments.  The latest reconsideration of the convertible redeemable preferred shares held by the Company was performed in December 2016, when the Company acquired Particle’s Series D1 convertible redeemable preferred shares by converting the convertible loans of an aggregate amount of US$20.7 million due from Particle.

The Company acquired the convertible redeemable preferred shares rather than the common shares of Particle, because the preference features of the convertible redeemable preferred shares can provide better protections to the Company considering Particle’s risk profile. The Company determined that its investments in Particle do not have the risk and reward characteristics that are substantially similar to an investment in the investee’s common shares.  The Company came to this conclusion after considering the three characteristics to be met for the convertible redeemable preferred shares to be considered as in-substance common stock. These three characteristics, as outlined by ASC paragraphs 323-10-15-13 to 15-19, are the subordination characteristics of common stock in relation to those of our investment, the risks and rewards of ownership, and an obligation to transfer value. As provided in ASC paragraphs 323-10-15-14, “if the investor determines that any one of the characteristics in the preceding paragraph indicates that an investment in an entity is not substantially similar to an investment in that entity’s common stock, the investment is not in-substance common stock.”

The Company performed a qualitative analysis that considered three characteristics under ASC 323-10-15-13 and details are as follows:

1.              Subordination

In accordance with ASC 323-10-15-13a, the Company determined that its investments in Particle’s convertible redeemable preferred shares have subordination characteristics that are not substantially similar to Particle’s common shares.

As at December 31, 2016, the capital structure of Particle was comprised of common shares and multiple series of convertible redeemable preferred shares.  The Company’s investments in Particle are in the form of Series B, Series C and Series D1 convertible redeemable preferred shares, and have liquidation preference over Particle’s common shares, Class A ordinary shares, and Series A convertible redeemable preferred shares.  The Company does not own any Series A convertible redeemable preferred shares. The liquidation preference of the Company’s convertible redeemable preferred shares is equal to its issue price plus any declared but unpaid dividend and 10% compounded interest calculated annually from the issuance date of such shares.

The Company considered whether its investments have substantive liquidation preferences over Particle’s subordinated equities, which includes Particle’s common share, Class A ordinary shares, and Series A convertible redeemable preferred shares, by comparing the fair value of these subordinated equities with the fair value of the Company’s invested convertible redeemable preferred shares.

As at December 31, 2016, based on an independent valuation report, the fair value of the subordinated equities of Particle equal to more than 20% of the fair value of Particle and is considered more than little or no subordinated equity as described in ASC 323-10-15-13.

As a result, the Company’s investments retained a “substantive liquidation preference” and as such its investments in Particle’s convertible redeemable preferred shares have subordination characteristics that are not substantially similar to Particle’s common shares as defined by ASC 323-10-15-13a.

2.              Risks and rewards of ownership

As a result of above discussed liquidation preference, the Company’s investments in Particle are substantially less at risk in the event of liquidation than Particle’s common shares and Class A ordinary shares. In addition to the above discussed liquidation preference, holders of Particle’s convertible redeemable preferred shares are entitled to receive dividend prior and in preference to any declaration or payment of any dividend on the Particle’s common shares.  All the holders of the convertible redeemable preferred shares of Particle, which include the Company, receive all of their respective distributions before the holders of common shares of Particle receive any capital, whether a distribution is in the form of a liquidation or dividend.

As a result of the entitlement of this incremental preferred dividend, the Company determined that in accordance with ASC 323-10-15-13b, its investments in Particle do not participate in the earnings in a manner that is substantially similar to common stock.

Additionally, each convertible redeemable preferred shares shall automatically be converted into common shares upon (i) the closing of a Qualified Public Offering (as defined in the shareholders’ agreement of Particle), or (ii) consent of 70% of the holders of preferred shares. .

When considering the above dividend rights and conversion rights in totality, the Company determined that its investments in Particle have risk and reward characteristics that are not substantially similar to common stock.

3. Obligation to transfer value

The Company’s investments in Particle are in the form of Series B, Series C and Series D1 convertible redeemable preferred shares and may be redeemed upon the occurrence of redemption events as stipulated in the preference shares agreements.

The redemption value of the Series B, Series C and Series D1 convertible redeemable preferred shares equal to the greater of a) share issue price plus 15% per annum return plus any declared but unpaid dividends and b) the fair value of convertible redeemable preferred shares.

The redemption events amongst other conditions include the nonoccurrence of a Qualified Public Offering (as defined in the shareholders’ agreement of Particle), or a trade sale within a five year period, or material breach by Particle of any representations, warranties, covenants or agreements of the shareholders’ agreement or shares purchase agreement, or passage of certain period of time as provided in the shareholder’s agreement. The Company considered these conditions to be not within the control of Particle. This redemption right is only granted to holders of non-common shares and are not granted to common shareholders; therefore, the redemption feature obligates Particle to transfer substantive value to the holders of convertible redeemable preferred shares.

The Company determined that the redemption right is substantive because there is a sufficient layer of subordinated equity below the Series B, C and D in terms of redemption. The Company’s investments in Particle, in the form of Series B, Series C and Series D1 convertible redeemable preferred shares, have redemption preference over Particle’s common shares, Class A ordinary shares, and Series A convertible redeemable preferred shares and as at December 31, 2016, the fair value of these subordinated equities of Particle equal to more than 20% of the fair value of Particle.

Accordingly, the Company concluded that in accordance with ASC 323-10-15-13c the redemption feature of Particle’s convertible redeemable preferred shares requires Particle to transfer substantive value to the Company and the common shareholders of Particle do not participate in such transfer.

Based on the above factors of liquidation preference, risk and reward characteristics, and redemption right in totality, the Company determined that the convertible redeemable preferred shares have rights that are in substance different from ordinary shares and therefore Series D1, Series C and Series B convertible redeemable preferred shares should not be considered as in substance common stock.

*  *  *  *  *

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (10) 6067-6869.

Sincerely,

/s/ Betty Yip Ho
Betty Yip Ho
Chief Financial Officer

cc:	Chris K.H. Lin
Simpson Thacher & Bartlett LLP

Amanda Zhang, Brian MY Choi
PricewaterhouseCoopers Zhong Tian LLP